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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March, 2001

                               HAVAS ADVERTISING
                (Translation of registrant's name into English)


                              84, rue de Villiers
                         92683 Levallois-Perret Cedex
                                    France
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F  [X]                   Form 40-F  [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


               Yes  [ ]                           No   [X]


     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):   82-_______________


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                      INFORMATION INCLUDED IN THIS REPORT

Document Index
--------------

1.         Press Release dated March 1, 2001

2.         Analysts' Presentation dated March 2, 2001

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              HAVAS ADVERTISING
                              (Registrant)


Date: March 5, 2001          By: /s/ Jacques Herail
                                 --------------------------
                                  Name:  Jacques Herail
                                  Title: Director General